UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

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Ecopetrol announces a strategic road map for the Barrancabermeja Refinery for the period 2016-2020

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that its Board of Directors approved a 2016-2020 road map for the Barrancabermeja Refinery, with the objective of maximizing its long-term competitiveness and sustainability, as established in the Ecopetrol’ s strategic plan announced in May 2015.

The crude oversupply in the international oil and gas markets has deteriorated oil prices. Under this environment, Ecopetrol, in line with industry trends, has focused on making its operations profitable by optimizing costs and implementing strict austerity measures, in addition to adjusting its investment plan, only approving projects that create the highest value and generate the most cash flows in the short-term.

In this challenging scenario, and in an effort to ensure the financial sustainability of the Ecopetrol group, Ecopetrol has decided that it is necessary to suspend the Barrancabermeja Refinery Modernization Plan (PMRB) until the oil price environment allows investments to be made in such a major project.

The Barrancabermeja Refinery is a fundamental asset for diversifying risks among Ecopetrol's various businesses. It is necessary to improve the Refinery's operating excellence, increasing cash generation and implementing new measures that will allow the Barrancabermeja Refinery to become an efficient asset that is operated according to the best international standards. The Barrancabermeja Refinery achieved excellent operating results in 2015. Looking forward, Ecopetrol will make incremental investments in order to ensure the reliability and integrity of the performance of the Barrancabermeja Refinery, as well as investing in programs that are critical for its operation and maintenance.

Bogota, March 7, 2016

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: March 7, 2016